August 6, 2024

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, BC V6C 2T6, Canada

        Re: BioHarvest Sciences Inc.
            Amendment No. 1 to Registration Statement on Form 20-F Filed July 24, 2024
            File No. 000-56663
Dear Ilan Sobel:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F
Item 10. Additional Information
C. Material Contracts, page 63

1. We note your response to prior comment 11 and re-issue in part. Please further revise this section to disclose the identities of the other parties to the agreements. Please also revise to disclose (i) the percentage of revenues from first-time orders and subsequent orders to be paid pursuant to the TV Network Agreement, or a range not exceeding 10 percentage points, and (ii) the milestone metrics in the TV Network Agreement and the number of
       Common Shares that could be issued if those metrics are achieved. Financial Statements for Fiscal Year Ended December 31, 2023
Note 12- Convertible Loan, page F-33

2. We note your response to prior comment 12 and your related disclosure revisions. We continue to have trouble reconciling your footnote disclosure with your disclosure on page
       84. In this regard, your disclosure in Note 5 to your Unaudited Interim Condensed
       Consolidated Financial Statements indicates that as of March 31, 2024 the outstanding
 August 6, 2024
Page 2

       principal and interest on your convertible loans totaled $6,943 (Loan A
- $4,345, Loan B -
       $2,046 and Loan C - $552) and your subsequent event disclosure in Note 9 indicates a subsequent conversion in April 2024 of $4,124. It is unclear to us how these amounts reconcile with your disclosure on page 84 which shows an aggregate principal amount and interest outstanding of $1,239, which consists solely of amounts due under Loan A.
       Please advise or revise as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steve O   Neill, Esq.